March 7, 2007

Jonathon R. Read
Ecotality, Inc.
6821E Thomas Road
Scottsdale, Arizona 85251

Re: Ecotality, Inc.
Form SB-2
File No. 333-140612
Filed February 12, 2007
Form 10-K for the Fiscal Year-Ended December 31, 2005
Form 10-Q for the Fiscal Quarter-Ended September 30, 2006
File No. 0-50983

Dear Mr. Read:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Summary, page 1

The Offering

1.   Disclose the exercise price(s) for the warrants.

Risk Factors, page 4

2.   Expand to include other significant business risks, including risks associated with a history of losses, the receipt of a going concern auditor's opinion, and the need to raise additional capital.

3.   Include a separate risk factor to discuss the Federal government's right to a license in connection with any invention developed by Cal Tech.

We may not be able to protect our patents…, page 5

4.   Please revise to clarify the nature and status of patent protection you currently enjoy. For example, you refer to "pending patent applications."

Management's Discussion, page 10
Results of Operations, page 11

5.   Provide more detailed information on the components of selling, general and administrative expenses, and quantify the amounts attributable to each one.

6.   Please revise to disclose additional information regarding Ecotality's plan of operation for the next twelve months. Specifically:

  • Disclose when you expect you will need new financing and how you expect to obtain that financing. Specifically address your monthly cash burn rate;
  • Describe any significant variance from the actual selling, general and administrative expenses presented in the statement of operation and the anticipated expense next year; and
  • Discuss when you expect to begin generating revenues from the licensing agreements with CalTech and the impact on revenue, expenses and cash flow from the development agreement with JPL.
  • Refer to Regulation S-B Item 303 (a) and (c).

7.   Identify the two stockholders, and disclose the principal amounts of the bridge
      loans, their interest rates, and the term of each loan.

Business, page 17

Electric Power Cell, page 17

8.   Please explain the origin of your purchased technology and the role played in its
      development by Howard Foote, and by Caltech and JPL.

9.   Please describe your current technology in reasonable detail. Your description
      should, at the least, explain the information provided in the "Technology
      Contribution Agreement" filed with your Form 8-K on February 22, 2006.
      Compare your technology to state-of-the-art similar and competing technology
      developments, if available from public sources or otherwise known.

10.   We note in the "Technology Contribution Agreement" that the byproduct of the
      electrochemical reaction is magnesium hydroxide. Please reconcile this with your
      claim in the first paragraph under this caption that the EPC "produces magnesium
      oxide, instead of magnesium hydroxide."

11.   Please revise to clarify the patent status of the intellectual property conveyed by
      the "Technology Contribution Agreement." For example, you refer to a
      "provisional" patent application. When was this filed, and when was the non-
      provisional application filed?

12.   Explain the reasons for hiring JPL to advance your technology. Explain how the
      agreed price was determined.

13.   Please describe more specifically the terms of the agreement with JPL. Explain
      how JPL is expected to advance the Foote technology to produce usable hydrogen
      output. Describe the technical performance acceptance standards and timeframe
      for their achievement.

14.   We note that the License Agreement contemplates JPL will work in collaboration
      with Mr. Foote in its development assignment. Please describe Mr. Foote's role
      in the collaboration with JPL and how his involvement will contribute to the
      development and commercialization of your technology.

15.   Please explain the role played by Elliot Winfield in your business plans and
      operations. Clarify his association with Howard Foote.

Patents and other Proprietary Rights, page 19

16.   Revise to clarify when you and Caltech will file non-provisional patent
        applications.

17.   Please clarify what patent rights JPL and Caltech have with respect to technology
        developed during the course of your paid development contract.

Management, page 22

18.   Please revise to include all compensation and other information for 2006 required
        by Regulation S-B Item 402.

19.   Please file the equity incentive plan and executive employment agreements as
        exhibits to the registration statement.

Security Ownership

20.   Revise the information in the table and footnote in view of the settlement
        agreement with Messrs. Winfield and Foote.

Selling Stockholders and Plan of Distribution, page 28

21.   We note your statement that none of the selling stockholders are broker-dealers or
        affiliates of broker-dealers except Brookstreet Securities Corporation. Please
        review this statement and the selling shareholder table for accuracy. We note, for
        example, Westcap Securities, Inc.

22.   State that Brookstreet Securities Corporation is acting as an underwriter for the
        securities it is offering and for securities underlying the warrants, which are held
        by its employees. Provide similar disclosure for all other broker-dealers.

23.   Please disclose in this section the transactions in which the selling stockholders
        acquired their shares and warrants.

Related Party and other Material Transactions, page 37

24.   Discuss the circumstances surrounding the entry into a settlement agreement with
        Messrs. Foote and Winfield and the material terms of the settlement. Also discuss
        any related litigation. State whether or not the settlement was related to any
        findings regarding the commercial viability of the technology. Discuss what

impact this settlement will have on the development of your product. We may have further comments.

25.   Revise to describe related party loans, such as those mentioned in the fourth paragraph on page 12. See also Regulation S-B Item 404(a), as amended November 7, 2006, for reporting level thresholds for transactions.

Financial Statements

General

26.   The financial statements and other relevant sections of the filing should be updated to comply with Item 310(g) of Regulation S-B. An updated accountant's consent should be included with any amendment to the filing.

Financial Statements for the Fiscal Year Ended December 31, 2005, page F1

Report of Independent Registered Public Accounting Firm, page F1

27.   Please have your independent auditors revise their report to clearly indicate the city and state in which the report was issued in compliance with Rule 2-02(a) of Regulation S-X.

28.   We note you changed your name in November 2006 to Ecotality, Inc. yet your audit report and historical financial statements refer to "Alchemy Enterprises, Ltd." Please revise your historical financial statements and have your auditors revise their audit report to refer to your new name.

Financial Statements for the Period Ended September 30, 2006

Note 6 – Stockholders' Equity, page F22

29.   We note that on March 1, 2006 you affected a 17.6471 for 1 forward stock split. Please revise the filing to present the stock split retroactively in your financial statements for all periods presented. Refer to SAB Topic 4C for guidance.

30.   We note on February 15, 2006, you issued shares of common stock to an officer using a fair value of $.05 per share. Please tell us how you determined the fair value of the common stock. Tell us your quoted market price on that date. Progressively bridge management's fair value per share determination to the quoted market price.

31.   In each transaction involving the issuance of shares, options or warrants for services, expand your disclosures to state the fair value of the issuance. Disclose how each issuance was valued. Address both the method and the significant assumptions applied.

Note 7 – Warrants and Options, page F23

32.   We note numerous issuances of warrants related to a series of short-term bridge loan agreements. Please tell us and revise the filing to clearly indicate how you are presenting and accounting for each issuance. Also, tell us if there are any related registration rights agreements.

Note 8 – Commitments and Contingencies, page F25

33.   We note that you entered into a Technology Contribution Agreement with Howard Foote and Elliot Winfield, which you agree to finance the development of electric power cell systems up to $1,350,000. Explain if this amount is the same amount you agreed to pay Jet Propulsion Laboratory (JPL) and/or California Institute of Technology (CalTech) as discussed on page 11. Also, explain the relationship of Mr. Foote and Mr. Winfield to JPL, to CalTech and to your company. Describe any related party relationships or affiliations. We assume that you began accruing the annual maintenance fee of $50,000 under the CalTech contract as of June 12, 2006. Please advise.

Exhibits

34.   Please file as exhibits all material agreements with JPL and Caltech, including the Intellectual Property Agreement with Caltech for JPL Task Plan No. 62-10777, the patent assignment agreement dated September 7, 2006, and the development agreement with JPL.

Item 26. Recent Sales of Unregistered Securities, page II-1

35.   Please update this section. For example, we see in Note 10 to the financial statements you have recently made additional sales.

36.   With respect to the October 2006 transactions described in subparagraph (ii), please provide the basis for your claimed exemptions under Section 4(2) and Rule 506.

Item 28. Undertakings, page II-2

37.   Please revise to include all undertakings required by Regulation S-B Item 512(g).

Signatures

38.   Please revise to identity the principal accounting officer.

Form 10-K for the Fiscal Year-Ended December 31, 2005

Item 8A. Controls and Procedures, page 31

39.   We note your disclosure that your chief executive officer and chief financial officer have evaluated your disclosure controls and procedures with 90 days prior to the date of filing of your annual report. Please tell us management's conclusion regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the annual report*. Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Form 10-Q for the Fiscal Quarter-Ended September 30, 2006

Controls and Procedures, page 16

40.   We see that you have concluded that your disclosure controls and procedures were not effective due to a material weakness related to inadequate staffing and segregation of duties. Please provide us with a clear description of the facts and circumstances surrounding this material weakness, specifically, when the material weakness was identified and when it first began and the specific steps you have taken, if any, to remediate the material weakness.

* * * * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related

matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551- 3800 with
any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Gary Agron
        VIA TELEFAX (303) 770-7257